**Anheuser-Busch InBev** nv/sa
Brouwerijplein 1
3000 Leuven
Belgium

T +32 16 27 61 11
F +32 16 50 61 11

**www.ab-inbev.com**



AB InBev

**Securities and Exchange Commission**
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio



*By courier*

Leuven, 18 November 2008



Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,



**Benoît Loore**
**Assistant Corporate Secretary**

Enclosure: press releases

# PRESS RELEASE



AB InBev

Brussels and St. Louis, MO, 18 November 2008

# InBev Completes Acquisition of Anheuser-Busch

## - Creates One of the World's Top Five Consumer Products Companies -
## - Company Renamed Anheuser-Busch InBev -

InBev (Euronext: INB) announced today that it has completed its acquisition of Anheuser-Busch (NYSE: BUD), following approval from shareholders of both companies. The combination creates the global leader in beer and one of the world's top five consumer products companies. Under the terms of the merger agreement, all shares of Anheuser-Busch will be acquired for 70 USD per share in cash, for an aggregate of 52 billion USD.

Effective today, InBev has changed its name to Anheuser-Busch InBev to reflect the heritage and traditions of Anheuser-Busch. Starting November 20, 2008, the company will trade under the new ticker symbol ABI on the Euronext Brussels stock exchange. Anheuser-Busch has become a wholly owned subsidiary of Anheuser-Busch InBev and will retain its current headquarters in St. Louis, MO. St. Louis will also become the North American headquarters for the combined company. The new Anheuser-Busch InBev is geographically diversified, benefiting from a balanced exposure to developed and developing markets. The company manages a portfolio of over 200 brands that includes global flagship brands Budweiser, Stella Artois and Beck's, fast growing multi-country brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Cass, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others.

Carlos Brito, CEO of Anheuser-Busch InBev, said, "*We are extremely pleased to announce the closing of this historic transaction. By bringing together these two great businesses, we have created a stronger, more competitive global company with a leading international brand portfolio and distribution network, and great potential for growth all over the world. We look forward to leveraging the operational and cultural strengths of both companies.*"

"*Today also marks an important step towards achieving our shared dream of becoming the best beer company in a better world. Anheuser-Busch and InBev both have rich brewing*

*traditions and a commitment to quality and integrity. We will succeed by celebrating and integrating both companies' strong brands, heritages and values and by incorporating the best practices of both to create opportunities for all of our stakeholders worldwide."*

August A. Busch IV, President and CEO of Anheuser-Busch said, *"By combining with InBev, we have created a first-class international consumer products company and, without a doubt, the premier global brewer. Together, we will achieve our goals far more effectively than either company could on its own."*

REGULATORY APPROVALS

InBev has received all regulatory clearances required to be obtained in order to proceed with completion. Prior to completion, InBev reached an agreement with the U.S. Department of Justice ("DOJ") that permitted the completion of the acquisition provided that certain actions to address competition concerns relating to the combination of InBev USA's sales of Labatt branded beer and Anheuser-Busch's sales of beer in upstate New York are implemented following closing of the deal. The terms of the consent final judgment with the DOJ were filed in U.S. District Court for the District of Columbia on November 14, 2008.

MANAGEMENT / BOARD OF DIRECTORS

Several management and board of director changes became effective today as a result of closing the transaction. Luiz Fernando Edmond, currently Zone President Latin America North and AmBev's Chief Executive Officer, becomes Zone President North America. Dave Peacock, who most recently served as Vice President of Marketing of Anheuser-Busch Incorporated and Chief Executive Officer of Wholesaler Equity Development Corp., a wholly-owned subsidiary of Anheuser-Busch Companies Inc., becomes President of Anheuser-Busch.

# PRESS RELEASE

AB InBev



Additionally, Joao Castro Neves becomes Zone President Latin America North and AmBev's Chief Executive Officer, and the incumbent Zone President for North America, Bernardo Pinto Paiva, has become Zone President Latin America South, replacing Joao.

The Board of Directors of the combined company will be comprised of the existing directors of the InBev Board and former Anheuser-Busch President and CEO August A. Busch IV.

ANHEUSER-BUSCH COMMON SHARES

Effective as of the close of trading yesterday, Anheuser-Busch common stock (NYSE: BUD) has ceased trading. Every shareholder of Anheuser-Busch common stock will receive 70 USD per share in cash. Anheuser-Busch's shareholders holding through a broker or bank should receive information regarding their Anheuser-Busch common shares from the broker or bank.

InBev has appointed BNY Mellon Shareowner Services as paying agent in connection with the acquisition. Anheuser-Busch shareholders with any questions regarding the payment for their Anheuser-Busch common stock should contact BNY Mellon Shareowner Services at 1-888-213-0964 from within the U.S. and 1-201-683-6884 from outside the U.S. Additional information will be mailed to all Anheuser-Busch common shareholders as well.

FINANCING

Financing for the transaction was provided by a group of leading financial institutions. The lending group provided 45 billion USD in debt financing and 9.8 billion USD in equity bridge financing.

Dutch and French versions of this press release will be posted on ab-inbev.com as soon as possible.

**About Anheuser-Busch InBev**

Anheuser-Busch InBev is a publicly traded company based in Leuven, Belgium. It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of over 200 brands that includes global flagship brands Budweiser, Stella Artois and Beck's, fast growing multi-country Brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Cass, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent share in Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand, and a 27 percent share in China brewer Tsingtao, whose namesake beer brand is the country's best-selling premium beer. Anheuser-Busch InBev's dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The Company strives to be the Best Beer Company in a Better World. On a pro-forma basis for 2007, the combined company would have generated revenues of 26.4 billion euro. For more information, please visit: www.ab-inbev.com.


**Anheuser-Busch InBev Contacts:**

**Marianne Amssoms**
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

**Fabio Spina**
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: fabio.spina@inbev.com

**Steven Lipin/Nina Devlin**
Brunswick Group
Tel: +1-212-333-3810

**Thelke Gerdes**
Investor Relations
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com


**Forward Looking Statements:**

Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of InBev and Anheuser-Busch with the Securities and Exchange Commission ("SEC"), in press releases, and in oral and written statements made by or with the approval of InBev that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger between InBev and Anheuser-Busch, including future financial and operating results, cost savings, synergies, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of InBev or Anheuser-Busch or their managements or boards of

directors; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of InBev and Anheuser-Busch. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) local, regional, national and international economic conditions and the impact they may have on InBev and Anheuser-Busch and their customers and InBev's and Anheuser-Busch's assessment of that impact; (vii) increasing price and product competition by competitors, including new entrants; (viii) rapid technological developments and changes; (ix) InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (x) containing costs and expenses; (xi) governmental and public policy changes; (xii) protection and validity of intellectual property rights; (xiii) technological, implementation and cost/financial risks in large, multi-year contracts; (xiv) the outcome of pending and future litigation and governmental proceedings; (xv) continued availability of financing; (xvi) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xvii) material differences in the actual financial results of merger and acquisition activities compared with expectations of InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to InBev or Anheuser-Busch or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. InBev and Anheuser-Busch undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

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